Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of June 30, 2015

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2015	December 31, 2014
CURRENT ASSETS
Cash and cash equivalents	4	3,790,520	3,049,971
Short-term investments Held for Trading	4	1,899,070	2,798,834
Trade accounts receivable - net	5	4,999,957	4,438,676
Inventories	6	9,532,157	8,866,888
Tax credits		754,599	686,958
Income and social contribution taxes recoverable		377,633	468,309
Unrealized gains on financial instruments	13	54,620	41,751
Other current assets		488,019	331,352
		21,896,575	20,682,739

NON-CURRENT ASSETS
Tax credits		83,332	78,412
Deferred income taxes		3,606,538	2,567,189
Related parties	15	61,975	80,920
Judicial deposits	14	1,573,254	1,430,865
Other non-current assets		371,634	375,732
Prepaid pension cost		136,133	196,799
Investments in associates and jointly-controlled entities	8	1,561,457	1,394,383
Goodwill	10	14,406,701	12,556,404
Other Intangibles		1,637,074	1,547,098
Property, plant and equipment, net		23,443,774	22,131,789
		46,881,872	42,359,591

TOTAL ASSETS		68,778,447	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2015	December 31, 2014
CURRENT LIABILITIES
Trade accounts payable		3,569,376	3,236,356
Short-term debt	11	2,583,775	2,037,869
Taxes payable		426,126	405,490
Income and social contribution taxes payable		202,048	388,920
Payroll and related liabilities		659,455	668,699
Dividends payable		—	119,318
Employee benefits		32,754	34,218
Environmental liabilities		21,367	23,025
Other current liabilities		624,840	858,901
		8,119,741	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	11	19,712,177	17,148,580
Debentures	12	269,702	335,036
Deferred income taxes		1,214,858	944,546
Unrealized losses on financial instruments	13	3,618	8,999
Provision for tax, civil and labor liabilities	14	1,729,114	1,576,355
Environmental liabilities		101,279	93,396
Employee benefits		1,489,794	1,272,631
Other non-current liabilities		676,229	635,457
		25,196,771	22,015,000

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(389,379)	(233,142)
Capital reserves		11,597	11,597
Retained earnings		11,813,348	11,366,957
Operations with non-controlling interests		(1,732,962)	(1,732,962)
Other reserves		5,401,547	3,539,188
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		34,353,332	32,200,819

NON-CONTROLLING INTERESTS		1,108,603	1,053,715

EQUITY		35,461,935	33,254,534

TOTAL LIABILITIES AND EQUITY		68,778,447	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the six-month period ended
	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

NET SALES		10,759,391	10,442,822	21,206,767	20,996,598

Cost of sales	20	(9,577,977)	(9,179,154)	(18,913,500)	(18,417,178)

GROSS PROFIT		1,181,414	1,263,668	2,293,267	2,579,420

Selling expenses	20	(184,878)	(179,548)	(364,397)	(353,131)
General and administrative expenses	20	(452,181)	(498,944)	(932,623)	(1,032,749)
Other operating income	20	43,528	41,606	100,379	88,472
Other operating expenses	20	(37,199)	(24,207)	(67,237)	(51,888)
Equity in earnings of unconsolidated companies	8	7,267	26,990	13,802	53,623

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		557,951	629,565	1,043,191	1,283,747

Financial income	21	94,512	88,659	203,628	150,707
Financial expenses	21	(393,883)	(370,585)	(765,947)	(659,311)
Exchange variations, net	21	94,392	76,315	(556,862)	203,993
Gain and losses on financial instruments, net	21	(1,903)	(5,231)	13,734	(7,701)

INCOME (LOSS) BEFORE TAXES		351,069	418,723	(62,256)	971,435

Current	7	(244,403)	(11,652)	(289,788)	(117,215)
Deferred	7	157,808	(13,733)	883,879	(20,791)
Income and social contribution taxes		(86,595)	(25,385)	594,091	(138,006)

NET INCOME		264,474	393,338	531,835	833,429

ATTRIBUTABLE TO:
Owners of the parent		255,628	356,455	548,690	753,679
Non-controlling interests		8,846	36,883	(16,855)	79,750
		264,474	393,338	531,835	833,429

Basic earnings per share - preferred and common - (R$)	17	0.15	0.21	0.32	0.44

Diluted earnings per share - preferred and common - (R$)	17	0.15	0.21	0.32	0.44

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income for the period	264,474	393,338	531,835	833,429
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	(61,885)	(34,589)	164,383	(84,727)
Cumulative translation adjustment	(1,384,824)	(515,613)	3,061,210	(1,481,721)
Unrealized Gains (Losses) on net investment hedge	311,120	168,096	(1,290,758)	370,948
Cash flow hedges
Unrealized Gains	3,334	74,011	6,913	72,670
Reciclying to income	—	(59,988)	—	(59,988)
	(1,132,255)	(368,083)	1,941,748	(1,182,818)
Items that will not be reclassified to profit or loss
Net unrealized gains on defined benefit pension plan	—	147,838	—	148,458
	—	147,838	—	148,458
Other comprehensive income, net of tax	(1,132,255)	(220,245)	1,941,748	(1,034,360)

Total comprehensive income for the period, net of tax	(867,781)	173,093	2,473,583	(200,931)

Total comprehensive income attributable to:
Owners of the parent	(844,214)	139,663	2,423,466	(248,079)
Non-controlling interests	(23,567)	33,430	50,117	47,148
	(867,781)	173,093	2,473,583	(200,931)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2014	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	—	753,679	—	—	—	—	—	—	753,679	79,750	833,429
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	—	—	—	370,064	12,256	(1,525,459)	—	(1,001,758)	(32,602)	(1,034,360)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	753,679	—	—	370,064	12,256	(1,525,459)	—	(248,079)	47,148	(200,931)
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	20,434	20,434	(549)	19,885
Stock option exercised during the period	—	4,063	—	—	—	(428)	—	—	—	—	—	—	—	—	3,635	64	3,699
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,262)	(2,262)
Dividends/interest on capital	—	—	—	—	—	—	—	(119,319)	—	—	—	—	—	—	(119,319)	(15,770)	(135,089)
Balance as of June 30, 2014 (Note 16)	19,249,181	(234,908)	11,597	558,084	560,405	9,619,853	(124,649)	634,360	(1,732,962)	1,620	(1,155,588)	15,537	2,469,108	124,100	29,995,738	1,710,309	31,706,047

Balance as of January 1, 2015	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	(347,847)	—	(1,732,962)	1,620	(2,472,853)	(2,543)	5,874,714	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net income	—	—	—	—	—	—	—	548,690	—	—	—	—	—	—	548,690	(16,855)	531,835
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	(1,288,609)	6,717	3,156,668	—	1,874,776	66,972	1,941,748
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	548,690	—	—	(1,288,609)	6,717	3,156,668	—	2,423,466	50,117	2,473,583
Shareholders transactions:
Adjustments of dividends after repurchase/exercise of shares	—	—	—	—	—	944	—	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,417)	(12,417)	(388)	(12,805)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the period	—	29,796	—	—	—	(2,056)	—	—	—	—	—	—	—	—	27,740	3,354	31,094
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,888	5,888
Dividends/interest on capital	—	—	—	—	—	—	—	(101,187)	—	—	—	—	—	—	(101,187)	(1,045)	(102,232)
Balance as of June 30, 2015 (Note 16)	19,249,181	(389,379)	11,597	628,228	611,531	10,473,933	(347,847)	447,503	(1,732,962)	1,620	(3,761,462)	4,174	9,031,382	125,833	34,353,332	1,108,603	35,461,935

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the six-month period ended
	Note	June 30, 2015	June 30, 2014

Cash flows from operating activities
Net income for the period		531,835	833,429
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	19	1,229,583	1,081,899
Equity in earnings of unconsolidated companies	8	(13,802)	(53,623)
Exchange variation, net	20	556,862	(203,993)
(Gains) Losses on financial instruments, net	20	(13,734)	7,701
Post-employment benefits		122,141	80,893
Stock based remuneration		28,424	18,051
Income and social contribution taxes	7	(594,091)	138,006
Gains on disposal of property, plant and equipment and investments, net		(3,057)	(28,779)
Allowance for doubtful accounts		38,983	25,349
Provision for tax, labor and civil claims		162,928	144,716
Interest income on trading securities	20	(95,502)	(71,747)
Interest expense on loans	20	689,562	579,202
Interest on loans with related parties	15	(1,752)	(1,995)
Reversal for net realizable value adjustment in inventory	6	(18,368)	(5,861)
		2,620,012	2,543,248
Changes in assets and liabilities
Increase in trade accounts receivable		(37,619)	(497,714)
Decrease (Increase) in inventories		38,494	(882,577)
(Decrease) Increase in trade accounts payable		(57,405)	401,136
Increase in other receivables		(383,295)	(190,769)
Decrease in other payables		(230,614)	(290,622)
Dividends from associates and jointly-controlled entities		30,706	44,408
Purchases of trading securities		(580,350)	(1,434,416)
Proceeds from maturities and sales of trading securities		1,657,601	2,272,092
Cash provided by operating activities		3,057,530	1,964,786

Interest paid on loans and financing		(446,675)	(470,978)
Income and social contribution taxes paid		(385,022)	(212,487)
Net cash provided by operating activities		2,225,833	1,281,321

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,260,537)	(1,155,421)
Proceeds from sales of property, plant and equipment, investments and other intangibles		6,906	41,859
Additions to other intangibles		(33,507)	(31,028)
Payment for business acquisitions	3.4	(20,929)	—
Capital increase in jointly-controlled entity		(40,524)	—
Net cash used in investing activities		(1,348,591)	(1,144,590)

Cash flows from financing activities
Purchase of treasury shares		(189,071)	—
Proceeds from exercise of shares		—	3,635
Dividends and interest on capital paid		(208,829)	(236,588)
Proceeds from loans and financing		1,324,900	1,968,026
Repayment of loans and financing		(1,243,682)	(1,266,853)
Intercompany loans, net		20,503	12,167
Net cash (used) provided in financing activities		(296,179)	480,387

Exchange variation on cash and cash equivalents		159,486	(88,281)

Increase in cash and cash equivalents		740,549	528,837
Cash and cash equivalents at beginning of period		3,049,971	2,099,224
Cash and cash equivalents at end of period		3,790,520	2,628,061

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 120 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on August 12, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended June 30, 2015 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2014, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the period beginning on January 1, 2015 and/or after.

The following IFRS standards were not yet effective until June 30, 2015:

• IFRS 9 - Financial Instruments. Has the objective to replace the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2018.

• Amendments to IFRS 9 and IFRS 7 - Mandatory Effective Date and Transition Disclosures. The amendment of IFRS 9 deals with the extension of the adoption date. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. This revised standards are effective for annual reporting periods beginning on or after January 1, 2018.

• IFRS 14 — Regulatory Deferral Accounts. Determine the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• Amendments to IFRS 11 — Joint Arrangements. The amendment of IFRS 11 seek to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization. The amendment of IAS 16 and IAS 38 seek to clarify the depreciation and amortization methods, aligned with the concept of expected future economic benefits from the use of the asset over its economic useful life. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 15 - Revenue from Contracts with Customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2017. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IAS 16 and IAS 41- Agriculture: Bearer Plants. The amendment of IAS 16 and IAS 41 has the objective to include in IAS 16 the concept of bearer plants and determine their recognition as fixed assets. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between and Investor and its Associate or Joint Venture. Has the objective to establish accounting treatment for transactions with assets between an investor and associate or jointly controlled entity. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34 - Annual Improvements to IFRSs. These revised standards are effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IAS 1 — Disclosure Initiative. Provides guidance related to changes in the set of financial statements of an entity. This revised standard is effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exception. Provides disclosure requirements of financial statements for investment entities. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on June 30, 2015, compared to those existing on December 31, 2014, except for the operation described in note 3.4.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on June 30, 2015, compared to those existing on December 31, 2014.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on June 30, 2015, compared to those existing on December 31, 2014, except for the operation described in note 3.4.

3.4 — Business combinations

On May 18, 2015, the Company acquired the remaining 50% interest of its former associate Armacero Industrial y Comercial S.A. (Armacero) by the amount of 4,064 million Chilean pesos (equivalent to R$ 20,929 at the acquisition date). Armacero is a trading company, distributor, importer and exporter of iron and steel located in Santiago, Chile. The fair value of the acquired assets and assumed liabilities at the acquisition of control date are substantially similar to their book value.

Amounts related to net sales and accounts receivables, attributed to Armacero and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Armacero, since the acquisition date until June 30, 2015, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended June 30, 2015, had it been acquired at the beginning of that period, would not be material.

3.5 — Total cash paid for business combinations

	June 30, 2015	June 30, 2014
Companies / interest acquired
Acquisitions
Armacero Industrial y Comercial S.A.	20,929	—
	20,929	—

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	June 30, 2015	December 31, 2014
Cash	9,530	7,155
Banks and immediately available investments	3,780,990	3,042,816
Cash and cash equivalents	3,790,520	3,049,971

Short term investments

	June 30, 2015	December 31, 2014
Held for trading	1,899,070	2,798,834
Short-term investments	1,899,070	2,798,834

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	June 30, 2015	December 31, 2014
Trade accounts receivable - in Brazil	1,574,114	1,513,449
Trade accounts receivable - exports from Brazil	231,838	247,772
Trade accounts receivable - foreign subsidiaries	3,336,619	2,776,269
(-) Allowance for doubtful accounts	(142,614)	(98,814)
	4,999,957	4,438,676

NOTE 6 - INVENTORIES

	June 30, 2015	December 31, 2014
Finished products	4,593,245	4,039,615
Work in progress	2,094,775	1,799,380
Raw materials	1,806,439	1,873,287
Storeroom supplies	560,401	656,459
Advances to suppliers	230,143	285,146
Imports in transit	300,261	279,364
(-) Allowance for adjustments to net realizable value	(53,107)	(66,363)
	9,532,157	8,866,888

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2014	(73,276)
Provision for adjustments to net realizable value	(63,440)
Reversal of adjustments to net realizable value	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)
Acquisition of control	(312)
Provision for adjustments to net realizable value	(8,954)
Reversal of adjustments to net realizable value	27,322
Exchange rate variation	(4,800)
Balance as of June 30, 2015	(53,107)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended June 30, 2015 and 2014. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.5% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	June 30, 2015	June 30, 2014
Income before income taxes	351,069	418,724
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(119,363)	(142,366)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(54,531)	(38,694)
- Equity in earnings of unconsolidated companies	2,471	9,177
- Interest on equity	33,476	43,226
- Tax credits and incentives	7,320	10,486
- Tax deductible goodwill recorded in statutory books	58,258	89,710
- Other permanent differences, net	(14,226)	3,076
Income and social contribution taxes	(86,595)	(25,385)
Current	(244,403)	(11,652)
Deferred	157,808	(13,733)

	For the six-month period ended
	June 30, 2015	June 30, 2014
Income before income taxes	(62,256)	971,435
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	21,167	(330,288)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	372,281	(66,305)
- Equity in earnings of unconsolidated companies	4,693	18,232
- Interest on equity	33,831	45,897
- Tax credits and incentives	10,684	20,124
- Tax deductible goodwill recorded in statutory books	147,965	179,417
- Other permanent differences, net	3,470	(5,083)
Income and social contribution taxes	594,091	(138,006)
Current	(289,788)	(117,215)
Deferred	883,879	(20,791)

b) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 313,091 (R$ 300,964 as of December 31, 2014), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries in North America had R$ 342,077 (R$ 232,213 as of December 31, 2014) of tax credits on capital losses which deferred tax assets have not been booked and which expire in 2029 and also several tax losses of state credits in the amount of R$ 696,220 (R$ 496,359 as of December 31, 2014), which expire at various dates between 2015 and 2035.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — INVESTMENTS

	Jointly-Controlled Entities			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2014	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	23,765	(5,062)	17,923	1,029	(3,180)	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	(807)	15,502	1,177	50,269	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—		(288,272)	—	—	—	—
Impairment of assets	—	—	—	—		(31,921)	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	(32,471)	—	—	—	(2,099)	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	124,211	20,251	—	298,409	435,568	1,581	1,394,383
Equity in earnings	4,952	(21,184)	16,354	9,556	(1,933)	—	5,054	1,003	—	13,802
Cumulative Translation Adjustment	3,881	8,029	61,950	—	2,611	—	24,732	63,064	116	164,383
Acquisition of control	—	—	—	—	(20,929)	—	—	—	—	(20,929)
Capital increase	—	40,524	—	—	—	—	—	—	—	40,524
Dividends/Interest on equity	—	—	—	(29,394)	—	—	—	(1,312)	—	(30,706)
Balance as of June 30, 2015	48,985	137,299	442,585	104,373	—	—	328,195	498,323	1,697	1,561,457

Goodwill

	June 30, 2015	December 31, 2014
Dona Francisca Energética S.A.	17,071	17,071
Corsa Controladora S.A. de C.V.	205,893	187,981
Corporación Centroamericana del Acero, S.A.	305,286	261,362
	528,250	466,414

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on June 30, 2015, acquisitions amounted to R$ 648,193 (R$ 478,666 as of June 30, 2014), and disposals amounted to R$ 20,691 (R$ 3,164 as of June 30, 2014). During the six-month period ended on June 30, 2015, acquisitions amounted to R$ 1,260,537 (R$ 1,155,421 as of June 30, 2014), and disposals amounted to R$ 22,934 (R$ 6,997 as of June 30, 2014).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended June 30, 2015 amounted to R$ 42,046 (R$ 25,428 as of June 30, 2014). Borrowing costs capitalized during the six-month period ended June 30, 2015 amounted to R$ 80,104 (R$ 56,092 as of June 30, 2014).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 952,198 as of June 30, 2015 (R$ 862,244 as of December 31, 2014).

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2014	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	1,883,046	(32,749)	1,850,297
Balance as of June 30, 2015	14,718,044	(311,343)	14,406,701

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2015	December 31, 2014
Brazil	582,675	553,607
Special Steels	3,288,666	2,852,631
Latin America	673,375	701,434
North America	9,861,985	8,448,732
	14,406,701	12,556,404

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	June 30, 2015	December 31, 2014

Working capital	9.18%	3,348,040	4,062,436
Financing of property, plant and equipment and others	6.29%	3,792,883	2,064,487
Ten/Thirty Years Bonds	6.21%	15,155,029	13,059,526
Total financing		22,295,952	19,186,449
Current		2,583,775	2,037,869
Non-current		19,712,177	17,148,580

Principal amount of the financing		21,900,122	18,843,000
Interest amount of the financing		395,830	343,449
Total financing		22,295,952	19,186,449

(*) Weighted average effective interest costs on June 30, 2015.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	June 30, 2015	December 31, 2014
Brazilian Real (R$)	3,766,244	3,481,360
U.S. Dollar (US$)	17,141,983	14,708,621
Other currencies	1,387,725	996,468
	22,295,952	19,186,449

Timeline of installment payments of long-term loans and financing is as follows:

	June 30, 2015	December 31, 2014
2016*	439,300	893,003
2017	3,725,856	3,151,662
2018	1,168,850	754,884
2019	876,857	671,039
2020	2,686,993	3,498,457
2021 on	10,814,321	8,179,535
	19,712,177	17,148,580

(*) For the period as of June 30, 2015, the amounts represents payments from July 01, 2016 to December 31, 2016.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Main funding in the period ended June 30, 2015

In January and February 2015, the Company obtained a total amount of R$ 350 million in a working capital credit line with Santander Bank with maturity in 12 months.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On June 30, 2015, the current ratio was 4.2 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of June 30, 2015, the current ratio was 3.5 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of June 30, 2015 the current ratio was 2.7 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 110.4 million on the balance sheet date, are guaranteed by the assets being financed.

Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of June 30, 2015, the outstanding balance of this credit facility was R$ 895.7 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of June 30, 2015, the outstanding loans under the line totaled US$ 305.9 million (R$ 1 billion as of June 30, 2015) and are classified as working capital (US$).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

		Quantity as of June 30, 2015
Issuance	General Meeting	Issued	Held in treasury	Maturity	June 30, 2015	December 31, 2014
3rd- A and B	May 27,1982	144,000	128,571	06/01/2021	74,461	81,834
7th	July 14, 1982	68,400	61,158	07/01/2022	45,082	51,787
8th	November 11, 1982	179,964	158,829	05/02/2023	85,957	107,144
9th	June 10, 1983	125,640	123,590	09/01/2024	12,761	14,154
11th - A and B	June 29, 1990	150,000	141,283	06/01/2020	51,441	55,863
14th	August 26, 2014	20,000	19,984	08/30/2024	—	24,254
Total Consolidated					269,702	335,036

Non-current					269,702	335,036

Maturities of long-term amounts are as follows:

	June 30, 2015	December 31, 2014
2020	51,441	55,863
2021 on	218,261	279,173
	269,702	335,036

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 11.82% and 10.81% for the six month period ended on June 30, 2015 and year ended on December 31, 2014, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2015		December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	3,790,520	3,790,520	3,049,971	3,049,971
Short-term investments	1,899,070	1,899,070	2,798,834	2,798,834
Trade accounts receivable	4,999,957	4,999,957	4,438,676	4,438,676
Related parties	61,975	61,975	80,920	80,920
Unrealized gains on derivatives	54,620	54,620	41,751	41,751
Other current assets	488,019	488,019	331,352	331,352
Other non-current assets	371,634	371,634	375,732	375,732
Liabilities
Trade accounts payable	3,569,376	3,569,376	3,236,356	3,236,356
Loans and Financing	22,295,952	22,673,987	19,186,449	19,533,676
Debentures	269,702	269,702	335,036	335,036
Other current liabilities	624,840	624,840	858,901	858,901
Other non-current liabilities	676,229	676,229	635,457	635,457
Unrealized losses on derivatives	3,618	3,618	8,999	8,999

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

(Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 16). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2,5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5,5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

	Impacts on Statements of Income
Assumptions	Percentage of change	June 30, 2015	June 30, 2014
Foreign currency sensitivity analysis	5%	225,682	170,898
Interest rate changes sensitivity analysis	10 bps	86,826	78,424
Sensitivity analysis of changes in prices of products sold	1%	212,068	209,966
Sensitivity analysis of changes in raw material and commodity prices	1%	122,068	129,994
Currency Swaps	10bps/5%	10,133	8,862
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	12,510	3,241

Foreign currency sensitivity analysis:  As of June 30, 2015, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 225,682 and R$ 158,479 after the effects of changes in the net investment hedge described in note 13.f, as of June 30, 2015 (R$ 170,898 and R$ 107,715 of June 30, 2014, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 86,826 as of June 30, 2015 (R$ 78,424 as of June 30, 2014) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three month period ended on June 30, 2015, totals R$ 212,068 (R$ 209,966 as of June 30, 2014) and the variation in the price of raw materials and other inputs totals R$ 122,068 as of June 30, 2015 (R$ 129,994 as of June 30, 2014). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. There variations represent an income or expense of R$ 10,133 (income of R$ 8,862 as of June 30, 2014). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a gain of R$ 12,510 as of June 30, 2015 (R$ 3,241 as of June, 30 2014) and a decrease of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Colombian Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

June 30, 2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,790,520	—	—	3,790,520
Short-term investments	—	1,899,070	—	1,899,070
Unrealized gains on financial instruments	—	—	54,620	54,620
Trade accounts receivable	4,999,957	—	—	4,999,957
Related parties	61,975	—	—	61,975
Other current assets	488,019	—	—	488,019
Other non-current assets	371,634	—	—	371,634
Total	9,712,105	1,899,070	54,620	11,665,795
Financial result for the six-month period ended on June 30, 2015	283,848	160,950	—	444,798
Financial result for the three-month period ended on June 30, 2015	42,415	66,947		109,362

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,569,376	3,569,376
Loans and Financing	—	—	22,295,952	22,295,952
Debentures	—	—	269,702	269,702
Related parties	—	—	—	—
Other current liabilities	—	—	624,840	624,840
Other non-current liabilities	—	—	676,229	676,229
Unrealized losses on financial instruments	3,618	—	—	3,618
Total	3,618	—	27,436,099	27,439,717
Financial result for the six-month period ended on June 30, 2015	(570)	—	(1,549,674)	(1,550,245)
Financial result for the three-month period ended on June 30, 2015	459	—	(316,703)	(316,244)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

December 31, 2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,049,971	—	—	3,049,971
Short-term investments	—	2,798,834	—	2,798,834
Unrealized gains on financial instruments	—	—	41,751	41,751
Trade accounts receivable	4,438,676	—	—	4,438,676
Related parties	80,920	—	—	80,920
Other current assets	331,352	—	—	331,352
Other non-current assets	375,732	—	—	375,732
Total	8,276,651	2,798,834	41,751	11,117,236
Financial result for the six-month period ended on June 30, 2014	36,107	80,065	—	116,172
Financial result for the three-month period ended on June 30, 2014	11,064	36,697		47,761

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,236,356	3,236,356
Loans and Financing	—	—	19,186,449	19,186,449
Debentures	—	—	335,036	335,036
Related parties	—	—	—	—
Other current liabilities	—	—	858,901	858,901
Other non-current liabilities	—	—	635,457	635,457
Unrealized losses on financial instruments	8,999	—	—	8,999
Total	8,999	—	24,252,199	24,261,198
Financial result for the six-month period ended on June 30, 2014	(7,878)	—	(420,606)	(428,484)
Financial result for the three-month period ended on June 30, 2014	(4,643)		(253,960)	(258,603)

As of June 30, 2015, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		June 30, 2015		December 31, 2014		June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Forward
Maturity at 2015			US$	78.0 million	US$	80.0 million	53,882	41,751	—	—
Maturity at 2016			US$	25.0 million		—	738	—	—	—

Swap contracts
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%-2.25%	US$	25.0 million	US$	25.0 million	—	—	(3,618)	(8,999)
	payable under the swap	10.17%-11.02%	US$	40.0 million	US$	40.0 million

Total fair value of financial instruments							54,620	41,751	(3,618)	(8,999)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	June 30, 2015	December 31, 2014
Unrealized gains on financial instruments
Current assets	54,620	41,751
	54,620	41,751
Unrealized losses on financial instruments
Non-current liabilities	(3,618)	(8,999)
	(3,618)	(8,999)

	June 30, 2015	June 30, 2014
Net Income
Gains on financial instruments	14,304	77
Losses on financial instruments	(570)	(7,778)
	13,734	(7,701)
Other comprehensive income
Gains (Loss) on financial instruments	6,913	12,682
	6,913	12,682

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standard and interpretation mentioned above, the Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 311,120 and as an unrealized loss in the amount of R$ 1,290,758 for the three and six month period ended on June 30, 2015, respectively (gains of R$ 168,096 and R$ 370,948 for the three and six month period ended on June 30, 2014, respectively).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of June 30, 2015, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of June 30, 2015 and December 31, 2014, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014

Current assets
Cash and cash equivalents	3,790,520	3,049,971	—	—	3,790,520	3,049,971
Short-term investments
Trading	1,899,070	2,798,834	907,113	978,840	991,957	1,819,994
Trade accounts receivable	4,999,957	4,438,676	—	—	4,999,957	4,438,676
Swap contracts and others	54,620	41,751	—	—	54,620	41,751
Other current assets	488,019	331,352	—	—	488,019	331,352

Non-current assets
Related parties	61,975	80,920	—	—	61,975	80,920
Other non-current assets	371,634	375,732	—	—	371,634	375,732
	11,665,795	11,117,236	907,113	978,840	10,758,682	10,138,396

Current liabilities
Trade accounts payable	3,569,376	3,236,356	—	—	3,569,376	3,236,356
Loans and Financing	2,583,775	2,037,869	—	—	2,583,775	2,037,869
Other current liabilities	624,840	858,901	—	—	624,840	858,901

Non-current liabilities
Loans and Financing	19,712,177	17,148,580	—	—	19,712,177	17,148,580
Debentures	269,702	335,036	—	—	269,702	335,036
Swap contracts and others	3,618	8,999	—	—	3,618	8,999
Other non-current liabilities	676,229	635,457	—	—	676,229	635,457
	27,439,717	24,261,198	—	—	27,439,717	24,261,198
	39,105,512	35,378,434	907,113	978,840	38,198,399	34,399,594

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	June 30, 2015	December 31, 2014
a) Tax provisions
ICMS (state VAT)	26,336	25,825
Corporate Income Tax and Social Contribution Tax	35,275	34,038
Emergency Capacity Charge and Extraordinary Tariff Adjustment	33,365	32,853
Financing of social integration program and Social security financing	1,304,953	1,177,200
Other tax provisions and Social security contributions	39,093	38,171
b) Labor provisions	246,571	228,475
c) Civil provisions	43,521	39,793
	1,729,114	1,576,355

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS credits, PIS and COFINS on other revenues and exclusion of ICMS from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of June 30, 2015 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	June 30, 2015	December 31, 2014
Balance at the beginning of the year	1,576,355	1,294,598
(+) Additions	135,078	213,285
(+) Monetary variation	68,379	128,305
(-) Reversal of accrued amounts	(52,149)	(59,714)
(+) Foreign exchange effect on provisions in foreign currency	1,451	(119)
Balance at the end of the year	1,729,114	1,576,355

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,054,394.

a.2) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,418,144, related to profits abroad.

a.3) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 418,464.

a.4) The subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 3,589,816.

On April 6, 2015, the Company received Official Letter n° 134/2015/CVM/SEP/GEA-2 from the Brazilian Securities and Exchange Commission with request for clarification of a news item related to the investigation in the Tax Administrative Appeal Board and clarifies that, as of this date, it has not been contacted by any public authority about Operation Zelotes. The Company also reiterates that it maintains strict ethical standards in the conduct of its proceedings with public agencies.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the discovery.

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company, for formation of a cartel and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 92,067. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	June 30, 2015	December 31, 2014
Tax	1,405,961	1,286,651
Labor	75,596	66,608
Civil	91,697	77,606
	1,573,254	1,430,865

IV) Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater to 2000kwh through their “electricity bills” issued by the electric power distribution companies, was converted into credits to the payors based on the annual amount of these contributions made between 1977 and 1993. The legislation established a maximum period of 20 years for the return of the compulsory loan to the payors, providing Eletrobrás with the possibility of accelerating this return through the conversion of those loans into shares issued by it. Prior to the conversion of the credits into shares, those credits were adjusted through an index and quantifier, called Standard Unit (UP — Unidade Padrão in Portuguese). As it happened, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the UP in January of the following year, resulting in a lack of monthly monetary adjustment, as well as interest, during the years of collection. This procedure imputed to the payors considerable financial losses, particularly during the periods when the monthly inflation rates stood at considerably high monthly levels.

In order to claim the appropriate interest and monetary adjustment, subtracted by the methodology applied by Eletrobrás, the Company (considering the legal entities existing at the time of the claim, that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary update of principal, interest, and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, legal proceedings involving relevant amounts were definitively decided by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, the enforcement of the ruling (or enforcement phase) where the actual amounts to be paid will be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, permits the treatment of the inflow of economic benefits has become probable. However, it is not yet practicable to determine with certainty that the amount of the gain in the form of collected resources arising from these decisions has reached a level of being virtually certain and that the Company has control over such assets, which under the above standards, indicated that such gains should not be recognized until such conditions are demonstrably present.

Part of the assets resulting from the favorable judgments of claims against Eletrobrás mentioned above were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC inception date, as well as on June 30, 2015 was approximately R$ 800 million..

The Company assures to the FIDC, through the transfer agreement price adjustments clause, a minimum return on the transferred amount of the credit rights in the lawsuits. However, if the amounts received in the lawsuits exceed the transferred amount, monetarily updated, the Company will be entitled to a substantial part of that gain. Additionally, the Company has the right of first offer for the repurchase of such receivables in the event of sale by the Fund according to the transfer agreement. In accordance with Note 23, on July 14, 2015, the single FIDC quota was sold as part of payment for the acquisition of minority interests in subsidiaries of Gerdau S.A.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	June 30, 2015	December 31, 2014
Assets
Associate companies
Armacero Ind. Com. Ltda.	—	9,198
Aceros Corsa, S.A. de C.V.	—	7,729

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	21,777	13,634

Others
Fundação Gerdau	40,192	50,342
Others	6	17
	61,975	80,920

	For the six-month period ended
	June 30, 2015	June 30, 2014
Net financial income	1,752	1,995

Commercial operations

During the six-month period ended on June 30, 2015 and 2014, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 383,995 as of March 31, 2015 (R$ 234,180 as of June 30, 2014) and purchases in the amount of R$ 69,687 as of June 30, 2015 (R$ 266,868 as of June 30, 2014). The net balance totals R$ 314,308 as of June 30, 2015 (R$ (32,688) as of June 30, 2014).

b)             Financial operations

	(Expenses)/Income
	For the six-month period ended
	June 30, 2015	June 30, 2014
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(1,870)	(3,495)
Grupo Gerdau Empreendimentos Ltda. (**)	464	444

(*) Guarantees of certain financing in the amount of R$ 195,241 at June 30, 2015, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Guarantees granted

Related Party	Relationship	Original Amount	Maturity	Balance
Aceros Corsa S.A. de C.V.	Associate	44,050	aug/15	61,404
Comercial Gerdau Bolivia	Subsidiary	9,804	sep/2015	12,410
Coquecol S.A.C.I.	Subsidiary	59,207	feb/16 - apr/19	77,834
Diaco S.A.	Subsidiary	517,168	jul/15 - jun/17	562,754
Dona Francisca Energética S.A	Associate	152,020	Jul-15	61
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	560,138	apr/16 - mar/18	434,364
Gerdau Açominas S.A.	Subsidiary	437,387	feb/21	583,318
Gerdau Açominas S.A.	Subsidiary	1,506,629	jan/20 - aug/20	1,525,797
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	78,571	jul/16	13,195
Gerdau Aços Especiais S.A.	Subsidiary	70,000	feb/20	70,000
Gerdau Aços Longos S.A.	Subsidiary	426,098	oct/24 - dec/30	371,019
Gerdau Aços Longos S.A.	Subsidiary	38,501	may/15 - dec/15	56,635
Gerdau Ameristeel US. Inc.	Subsidiary	103,596	oct/37	158,233
Gerdau Corsa S.A.P.I. de C.V.	Jointly-controlled entity	1,665,676	jul/15 - mar/19	2,000,190
Gerdau Holding Inc.	Subsidiary	2,188,125	jan/20	1,950,304
Gerdau Metaldom Corp.	Jointly-controlled entity	172,081	jul/15 - dec/17	131,788
Gerdau Steel India Ltd.	Subsidiary	348,595	jul/15 - feb/19	371,103
Gerdau Steel India Ltd.	Subsidiary	208,520	Indeterminado	71,689
Gerdau Trade Inc.	Subsidiary	2,117,750	jan/21	3,681,235
Gerdau Trade Inc.	Subsidiary	1,501,275	apr/23	1,878,109
GTL Trade Finance Inc.	Subsidiary	1,744,000	oct/17	2,700,987
GTL Trade Finance Inc.	Subsidiary	1,118,000	apr/44	1,551,300
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	2,606,346	apr/24	3,616,481
Sidertul, S.A. de C.V.	Subsidiary	176,200	aug/15	119,679
Siderurgica Zuliana, C.A.	Subsidiary	33,038	jun/16	93,078
Sipar Gerdau Inversiones	Subsidiary	1,665	jun/17	15,268

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 0 as of June 30, 2015 (R$ 62,989 as of December 31, 2014), which corresponds to 0 debentures (1,215 as of December 31, 2014). Debentures are held by controlling shareholders, directly or indirectly, in the amount of R$ 76,050 as of June 30, 2015 (R$ 110,840 as of December 31, 2014), which corresponds to 14,808 debentures (18,304 as of December 31, 2014).

e)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

f)               Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 6,206 and R$ 31,656 for the three and six-month period ended on June 30, 2015, respectively (R$ 5,639 and R$ 30,866 for the three and six-month period ended on June 30, 2014). The contributions for pension plan, related to the management of the Company, totaled R$ 545 and R$ 893 — Defined contribution plan for the three and six-month period ended June 30, 2015 (R$ 333 and R$ 630 for the three and six-month period ended June 30, 2014).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	June 30, 2015		December 31, 2014
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,613,562	571,929,945	1,132,285,402
Repurchase of Shares	—	(19,923,200)	—	—
Exercise of stock option	—	1,745,679	—	328,160
Balance at the end of the period	571,929,945	1,114,436,041	571,929,945	1,132,613,562

On June 30, 2015, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	June 30, 2015						December 31, 2014
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	21,604,383	3.8	579,269,627	50.4	600,874,010	34.9	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	70,509,071	12.3	130,311,110	11.4	200,820,181	11.7	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	31,595,204	2.8	33,292,742	1.9	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Treasury stocks

Changes in treasury shares are as follows:

	June 30, 2015				December 31, 2014
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,417,683	232,585	1,697,538	557	13,745,843	238,414
Repurchase of shares	—	—	19,923,200	186,033	—	—	—	—
Exercise of stock option	—	—	(1,745,679)	(29,796)	—	—	(328,160)	(5,829)
Balance at the end of the period	1,697,538	557	31,595,204	388,822	1,697,538	557	13,417,683	232,585

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.31.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	June 30, 2015			June 30, 2014
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	86,661	168,967	255,628	119,610	236,845	356,455

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,115,109,751		571,929,945	1,132,509,577

Earnings per share (in R$) — Basic	0.15	0.15		0.21	0.21

	For the six-month period ended on
	June 30, 2015			June 30, 2014
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	185,570	363,120	548,690	252,912	500,767	753,679

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,119,145,549		571,929,945	1,132,421,238

Earnings per share (in R$) — Basic	0.32	0.32		0.44	0.44

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	June 30, 2015	June 30, 2014
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	168,967	236,845
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	392	348
	169,359	237,193

Net income allocated to common shareholders	86,661	119,610
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(392)	(348)

	86,269	119,262

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,115,109,751	1,132,509,577
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,677,540	4,970,567
Total	1,122,787,291	1,137,480,144

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.15	0.21

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the six-month period ended on
	June 30, 2015	June 30, 2014
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	363,120	500,767
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	878	738
	363,998	501,505

Net income allocated to common shareholders	185,570	252,912
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(878)	(738)

	184,692	252,174

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,119,145,549	1,132,421,238
Potential increase in number of preferred shares outstanding in respect of stock option plan	8,035,579	4,989,845
Total	1,127,181,128	1,137,411,083

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.32	0.44

NOTE 18 — LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	June 30, 2015		December 31, 2014
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	2,448,973	19.53	2,793,495	19.44
Options Exercised	(25,210)	19.56	(52,340)	17.34
Options Forfeited	(452,983)	27.13	(292,182)	19.47
Available at the end of the year	1,970,780	17.97	2,448,973	19.53

The average market price of the share in the six month period ended June 30, 2015 was R$ 9.62 (R$ 13.31 in the year ended December 31, 2014).

As of June 30, 2015 the Company has a total of 31,595,204 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at June 30, 2015*
			R$
R$ 10.66	80,742	3.7	12.93	80,742
R$ 33.43	12,581	1.7	40.53	12,581
R$ 48.63	8,953	2.7	58.95	8,953
R$ 10,58 to R$ 29,12	1,868,504	5.0	17.87	25,623
	1,970,780			127,899

*The total of options vested that are exercisable on June 30, 2015 is 127,899 (176,891 on December 31, 2014).

During the three and six month periods ended June 30, 2015, the long-term incentive plans costs recognized in income were R$ 13,365 and R$ 19,907, respectively (R$ 17,195 and R$ 26,286 on June 30, 2014, respectively).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2015.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2014	7,371,215
Granted	3,981,219
Forfeited/Canceled	(739,017)
Exercised	(527,183)
Quantity on December 31, 2014	10,086,234
Granted	6,486,978
Forfeited/Canceled	(1,084,810)
Exercised	(2,047,764)
Quantity on June 30, 2015	13,440,638

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2015, an award of approximately US$ 10.3 million (R$ 33.0 million) was granted to participants under the EIP. The Company issued 1,294,587 RSUs, and 1,721,305 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2014, an award of approximately US$ 11.7 million (R$ 31.1 million) was granted to participants under the EIP. The Company issued 767,027 RSUs, and 1,150,541 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On June 30, 2015, there were 612,583 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of June 30, 2015 and December 31, 2014, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 39 thousand (R$ 121 thousand) and US$ 370 thousand (R$ 983 thousand), respectively.

NOTE 19 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Depreciation and amortization	(626,310)	(540,239)	(1,229,583)	(1,081,899)
Labor expenses	(1,771,951)	(1,593,754)	(3,487,354)	(3,220,162)
Raw material and consumption material	(6,568,496)	(6,495,269)	(13,022,553)	(12,999,431)
Freight	(611,220)	(549,892)	(1,174,009)	(1,115,686)
Other expenses/income, net	(630,730)	(661,093)	(1,263,879)	(1,349,296)
	(10,208,707)	(9,840,247)	(20,177,378)	(19,766,474)

Classified as:
Cost of sales	(9,577,977)	(9,179,154)	(18,913,500)	(18,417,178)
Selling expenses	(184,878)	(179,548)	(364,397)	(353,131)
General and administrative expenses	(452,181)	(498,944)	(932,623)	(1,032,749)
Other operating income	43,528	41,606	100,379	88,472
Other operating expenses	(37,199)	(24,207)	(67,237)	(51,888)
	(10,208,707)	(9,840,247)	(20,177,378)	(19,766,474)

NOTE 20 — FINANCIAL INCOME

	For the three-month periods ended		For the six-month periods ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Income from short-term investments	69,308	31,669	146,645	71,747
Interest income and other financial incomes	25,204	56,990	56,983	78,960
Financial income total	94,512	88,659	203,628	150,707

Interest on debts	(348,363)	(329,129)	(689,562)	(579,202)
Monetary variation and other financial expenses	(45,520)	(41,456)	(76,385)	(80,109)
Financial expenses total	(393,883)	(370,585)	(765,947)	(659,311)

Exchange variations, net	94,392	76,315	(556,862)	203,993
Gains and Losses on derivatives, net	(1,903)	(5,231)	13,734	(7,701)
Financial result, net	(206,882)	(210,842)	(1,105,447)	(312,312)

NOTE 21 — SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net sales	3,199,123	3,445,830	169,712	216,438	4,118,395	3,581,118	1,428,619	1,301,821	2,256,763	2,181,594	(413,221)	(283,979)	10,759,391	10,442,822
Cost of sales	(2,778,998)	(2,852,062)	(127,372)	(164,930)	(3,699,806)	(3,304,063)	(1,279,820)	(1,155,516)	(2,101,969)	(1,988,359)	409,988	285,776	(9,577,977)	(9,179,154)
Gross profit	420,125	593,768	42,340	51,508	418,589	277,055	148,799	146,305	154,794	193,235	(3,233)	1,797	1,181,414	1,263,668
Selling, general and administrative expenses	(199,412)	(220,885)	(9,216)	(9,918)	(195,717)	(177,825)	(79,061)	(85,515)	(94,228)	(98,360)	(59,425)	(85,989)	(637,059)	(678,492)
Other operating income (expenses)	(2,115)	15,420	—	—	40	22,313	(1,743)	(156)	3,390	1,377	6,757	(21,555)	6,329	17,399
Equity in earnings of unconsolidated companies	—	—	—	—	2,399	23,992	323	(2,616)	—	—	4,545	5,614	7,267	26,990
Operational income (Loss) before financial income (expenses) and taxes	218,598	388,303	33,124	41,590	225,311	145,535	68,318	58,018	63,956	96,252	(51,356)	(100,133)	557,951	629,565
Finacial result, net	(140,830)	(64,174)	(11,018)	(6,779)	(64,501)	(39,669)	(31,118)	(18,705)	(57,294)	(39,768)	97,879	(41,747)	(206,882)	(210,842)
Income (Loss) before taxes	77,768	324,129	22,106	34,811	160,810	105,866	37,200	39,313	6,662	56,484	46,523	(141,880)	351,069	418,723
Income and social contribution taxes	(17,956)	(84,961)	(5,527)	(9,051)	(11,218)	6,016	(14,953)	(20,937)	(9,565)	(6,259)	(27,376)	89,807	(86,595)	(25,385)
Net income (Loss)	59,812	239,168	16,579	25,760	149,592	111,882	22,247	18,376	(2,903)	50,225	19,147	(52,073)	264,474	393,338

Supplemental information:
Net sales between segments	261,244	101,570	104,730	126,668	16,156	23,288	458	—	30,633	32,453	—	—	413,221	283,979

Operational Income (Loss) before financial income (expenses) and taxes	218,598	388,303	33,124	41,590	225,311	145,535	68,318	58,018	63,956	96,252	(51,356)	(100,133)	557,951	629,565
Depreciation/amortization	227,107	209,342	10,433	11,417	187,957	135,579	49,851	50,264	150,963	133,637	—	—	626,311	540,239
Earnings before interest, taxes, depreciation and amortization (EBITDA)	445,705	597,645	43,557	53,007	413,268	281,114	118,169	108,282	214,919	229,889	(51,356)	(100,133)	1,184,262	1,169,804

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Investments in associates and jointly-controlled entities	—	—	—	—	48,986	40,155	1,406,400	1,228,435	1,694	1,580	104,377	124,213	1,561,457	1,394,383
Total assets	20,897,987	20,944,699	1,269,764	1,122,652	21,167,069	18,384,416	8,723,696	7,848,503	17,362,530	15,400,775	(642,599)	(658,715)	68,778,447	63,042,330
Total liabilities	11,171,843	10,907,833	142,253	136,246	5,282,608	4,908,201	2,805,005	2,232,012	8,565,788	7,382,045	5,349,015	4,221,459	33,316,512	29,787,796

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the six-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net sales	6,464,958	7,101,181	294,384	532,699	7,766,020	6,838,856	2,937,266	2,701,191	4,502,483	4,444,354	(758,344)	(621,683)	21,206,767	20,996,598
Cost of sales	(5,541,630)	(5,758,013)	(246,340)	(361,830)	(7,122,529)	(6,462,589)	(2,620,334)	(2,369,678)	(4,137,795)	(4,089,753)	755,128	624,685	(18,913,500)	(18,417,178)
Gross profit	923,328	1,343,168	48,044	170,869	643,491	376,267	316,932	331,513	364,688	354,601	(3,216)	3,002	2,293,267	2,579,420
Selling, general and administrative expenses	(410,920)	(449,820)	(18,973)	(19,385)	(370,519)	(363,794)	(164,878)	(175,383)	(191,085)	(201,427)	(140,645)	(176,071)	(1,297,020)	(1,385,880)
Other operating income (expenses)	2,744	25,894	—	—	1,815	24,490	(2,618)	(5,223)	6,611	3,657	24,590	(12,234)	33,142	36,584
Equity in earnings of unconsolidated companies	—	—	—	—	4,953	43,152	(703)	(1,134)	—	—	9,552	11,605	13,802	53,623
Operational income (Loss) before financial income (expenses) and taxes	515,152	919,242	29,071	151,484	279,740	80,115	148,733	149,773	180,214	156,831	(109,719)	(173,698)	1,043,191	1,283,747
Finacial result, net	(272,061)	(161,911)	(22,234)	(13,564)	(89,688)	(79,486)	(51,450)	(10,772)	(115,559)	(74,253)	(554,455)	27,674	(1,105,447)	(312,312)
Income (Loss) before taxes	243,091	757,331	6,837	137,920	190,052	629	97,283	139,001	64,655	82,578	(664,174)	(146,024)	(62,256)	971,435
Income and social contribution taxes	(57,264)	(194,607)	(2,755)	(34,828)	24,261	71,925	(50,199)	(65,062)	(31,710)	(16,738)	711,758	101,304	594,091	(138,006)
Net income (Loss)	185,827	562,724	4,082	103,092	214,313	72,554	47,084	73,939	32,945	65,840	47,584	(44,720)	531,835	833,429

Supplemental information:
Net sales between segments	482,656	266,586	183,564	232,067	31,985	47,632	469	—	59,670	75,398	—	—	758,344	621,683

Operational Income (Loss) before financial income (expenses) and taxes	515,152	919,242	29,071	151,484	279,740	80,115	148,733	149,773	180,214	156,831	(109,719)	(173,698)	1,043,191	1,283,747
Depreciation/amortization	445,244	409,644	20,528	22,969	359,542	271,349	109,561	101,914	294,708	276,023	—	—	1,229,583	1,081,899
Earnings before interest, taxes, depreciation and amortization (EBITDA)	960,396	1,328,886	49,599	174,453	639,282	351,464	258,294	251,687	474,922	432,854	(109,719)	(173,698)	2,272,774	2,365,646

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Investments in associates and jointly-controlled entities	—	—	—	—	48,986	40,155	1,406,400	1,228,435	1,694	1,580	104,377	124,213	1,561,457	1,394,383
Total assets	20,897,987	20,944,699	1,269,764	1,122,652	21,167,069	18,384,416	8,723,696	7,848,503	17,362,530	15,400,775	(642,599)	(658,715)	68,778,447	63,042,330
Total liabilities	11,171,843	10,907,833	142,253	136,246	5,282,608	4,908,201	2,805,005	2,232,012	8,565,788	7,382,045	5,349,015	4,221,459	33,316,512	29,787,796

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

Iron Ore Operation: Iron Ore

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net sales	3,473,221	3,985,391	1,551,426	1,380,219	4,921,496	4,334,564	813,248	742,648	10,759,391	10,442,822

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Total assets	24,808,862	24,503,901	9,358,150	8,409,583	30,388,581	26,288,644	4,222,854	3,840,202	68,778,447	63,042,330

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the six-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net sales	7,087,376	8,185,749	3,159,002	2,869,529	9,400,880	8,429,917	1,559,509	1,511,403	21,206,767	20,996,598

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Total assets	24,808,862	24,503,901	9,358,150	8,409,583	30,388,581	26,288,644	4,222,854	3,840,202	68,778,447	63,042,330

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 22 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the impairment test in December 2014, the Company performed a sensitivity analysis of the variables discount rates and perpetuity growth rate, given its potential impacts on the cash flows. A combination of sensitivity analysis above mentioned in the tests performed in December 2014 would result in a recoverable amount lower than the book value by R$ 458 million for the North America segment and R$ 122 million for the Latin America segment. A combination of sensitivity analysis above mentioned in the tests performed in December 2014 would result in a recoverable amount that would exceed the book value by R$ 1,436 million in the Brazil segment and R$ 262 million for the Special Steel segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on June 30, 2015 is required.

The Company will maintain over 2015  its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 23 - SUBSEQUENT EVENTS

I) On July 14, 2015, Gerdau S.A. announced a material fact with the following information:

(i) Project Gerdau 2022 with changes effective as from the 2015 third quarter results disclosure, where the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico will become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; the South America Business Operation is being created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; the Iron Ore operations will become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia;

(ii) The Boards of Directors of Gerdau S.A. and Seiva S.A. Florestas e Indústrias authorized their respective management to assess alternatives for merging into Gerdau S.A. the companies Seiva S.A. Florestas e Indústrias, Gerdau América Latina Participações S.A. and Itaguaí Comércio, Importação e Exportação Ltda., during the second half of 2015; and

(iii)  With a view to enabling the simplification and unification of the interests held in controlled operating companies in Brazil, the Board of Directors of Gerdau S.A. approved the acquisition of minority interests, below mentioned, held by Itaú Unibanco S.A. and ArcelorMittal Netherlands BV in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%). These acquisitions of equity interests, in the aggregate amount of R$ 1,986 million, will enable Gerdau S.A. to hold more than 99% of the total capital of each of these subsidiaries and, once all conditions of the respective purchase agreements are fulfilled, will be paid as follows: (a) cash payment in the amount of R$ 339 million, using immediately available funds; (b) assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, in the amount of R$ 206 million, subject to prior approval of the Securities and Exchange Commission of Brazil; (c) exchange of a quota of a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose portfolio is formed by a single type of credit right owned by the Company arising from lawsuits claiming the collection of differences in the monetary restatement of the principal, compensatory interest, interest on arrears and other ancillary revenues owed by Eletrobrás, in the amount of R$ 802 million, as described in Note 14 and collection guaranteed by Gerdau S.A.; and (d) installment payments due in 2016, 2017, 2019, 2021 and 2022, in the aggregate amount of R$ 639 million.

In this transaction an equity adjustment of R$ 1,149 million should be determined, corresponding to the difference between the amount of R$ 1,986 million and the book value, in the amount of R$ 837 million to be recognized directly in shareholders’ equity of the Company, since it is a transaction with shareholders.

The approval of this transaction was given in a meeting of the Board of Directors by unanimous vote of the Directors on July 13, 2015, based on the market opportunities and the consideration that the prices were appropriate taking into consideration: economic evaluations through an independent appraisal, the financial instruments used, payment tenors, the value gained through a more concentrated cash flow and the Company’s long-term outlook.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) On August 7, 2015, the Company proposed to anticipate the payment of dividends on income for the quarter ended on June 30, 2015, in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on August 24, 2015, in the amount of R$ 84.3 million (R$ 0.05 per common and preferred share), with payment on September 4, 2015. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and were submitted to the approval of the Board of Directors on August 12, 2015.

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